Delisting Determination, The Nasdaq Stock Market, LLC, March 5, 2025,
Newbury Street Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Newbury Street Acquisition Corporation. effective at the opening of the trading session on March 17, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on March 26, 2024.
On April 2, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel
(Panel) pursuant to Listing Rule 5815. On May 23, 2024, the hearing was held. On the same date, Staff sent the Company an additional determination delist letter. On June 10, 2024, the Panel issued a Decision (Decision).
On August 26, 2024, Staff send the Company another determination delist letter. On September 5, 2024, the Panel issued a Decision that notified the Company that its securities would be delisted from the Exchange. The Company securities were suspended on September 10, 2024. The Staff determination to delist the Company securities became final on October 21, 2024.